Exhibit 99.1

Huami Corporation Reports Fourth Quarter and Full Year 2017 Unaudited Financial Results

BEIJING, March 26, 2018 /PRNewswire/ -- Huami Corporation (“Huami” or the “Company”) (NYSE:HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Financial and Operating Highlights

•	Revenues reached RMB752.6 million (US$115.7 million), representing an increase of 22.8% from the fourth quarter of 2016.
•	Gross margin reached 22.2%, increasing from 20.2% in the fourth quarter of 2016.
•	Net income attributable to Huami Corporation was RMB72.3 million (US$11.1 million), up 68.2% from the fourth quarter of 2016.
•

Basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.33 (US$0.05) and RMB0.32 (US$0.05), respectively, compared with basic and diluted net income per share of RMB0.18 and RMB0.17, respectively, for the fourth quarter of 2016.

•	Pro forma basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.39 (US$0.06) and RMB0.37 (US$0.06), respectively, for the fourth quarter of 2017.[1]
•	Adjusted net income attributable to Huami Corporation was RMB86.5 million (US$13.3 million), up 50.8% from the fourth quarter of 2016.
•	Total units shipped reached 6.5 million, compared with 6.0 million in the fourth quarter of 2016.
•	Mobile App MAUs reached 11.0 million as of December 31, 2017, increased from 8.5 million as of December 31, 2016.

Full Year 2017 Financial and Operating Highlights

•	Revenues reached RMB2,048.9 million (US$314.9 million), representing an increase of 31.6% from the full year of 2016.
•	Gross margin reached 24.1%, increasing from 17.7% for the full year of 2016.
•	Net income attributable to Huami Corporation was RMB167.7 million (US$25.8 million), up 600.3% from net income of RMB23.9 million for the full year of 2016.
•

Basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.68 (US$0.10) and RMB0.65 (US$0.10), respectively, compared with basic and diluted net loss per share of RMB0.22 and RMB0.22, respectively, for the full year of 2016.

[1]

Adjusted net income is a non-GAAP measure. Please refer to the section “Use of Non-GAAP Measures” below for explanation of the calculation of these measures. Pro forma basic and diluted net income per share reflects the changes in our share capital that occurred subsequent to our balance sheet date upon our initial public offering. Refer to the section “Pro forma net income per share” for further details.

•	Pro forma basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.90 (US$0.14) and RMB0.86 (US$0.13), respectively, for the full year of 2017.
•	Adjusted net income attributable to Huami Corporation was RMB230.5 million (US$35.4 million), up 182.2% from RMB81.7 million for the full year of 2016.
•	Total units shipped reached 18.1 million, compared with 17.8 million in the full year 2016.

“We are pleased to report strong full year 2017 results in our first reporting quarter as an NYSE-listed company,” said Wang Huang, Chairman and CEO.  “Revenues grew by 31.6% in 2017 year-over-year and were driven by strong sales of Xiaomi wearable products and the launch of new products in our own Amazfit-branded product line.  We sold over 1 million Amazfit products in 2017, which accounted for approximately 20% of our total revenue.

“Our investments in research and development bore fruit in 2017, and more importantly position us well for the future,” Mr. Huang continued.  “As one example, our Amazfit Health Band was among the first commercially available ECG-enabled wearable products that was approved by the Chinese FDA, and allowed us to successfully enter the healthcare vertical.  We continue to look for ways to further penetrate healthcare, public transportation, smart home and office, and mobile payment as part of our extensive product and service development.

“We are competitively well positioned and are excited about our prospects in 2018 as we further develop our Chinese presence and explore international market opportunities,” Mr. Huang concluded.  “Our relationship with Xiaomi as its sole partner for smart wearables is strong, and we remain committed to developing cutting edge, affordable products under both the Xiaomi and Amazfit brands including the expected launch of the Mi Band 3 in 2018.  In addition, we continue to identify ways to leverage relationships with millions of active users through the increased functionality of our products which serves to strengthen our brand in all markets we serve.”

David Cui, Chief Financial Officer, said, “In addition to solid top-line results, we also reported robust growth in net income attributable to Huami Corporation for 2017, which reached RMB167.7 million, up 600.3% from 2016.  Our gross margin for the year also showed healthy improvement climbing to 24.1% from 17.7% in 2016. Strong demand for the Mi Band 2 lengthened the product cycle, and benefits from supply chain efficiencies and economies of scale were the drivers for margin improvement. As we look to 2018 and expanding the products in our portfolio, we will do so with a keen eye on cost control and managing efficiencies.”

Fourth Quarter 2017 Financial Results

Revenues increased by 22.8% to RMB752.6 million (US$115.7 million) from RMB613.0 million in the fourth quarter of 2016, primarily due to an increase in the sales of self-branded products.

Cost of revenues increased by 19.8% to RMB585.8 million (US$90.0 million) from RMB489.1 million in the fourth quarter of 2016. The increase was largely in line with the rapid sales growth of self-branded products.

Gross profit increased by 34.7% to RMB166.8 million (US$25.6 million) from RMB123.9 million in the fourth quarter of 2016. Gross margin increased to 22.2% from 20.2% in the fourth quarter of 2016.  The increase was driven by improved economies of scale as a result of the lengthened product cycle of the Mi Band 2 as well as supply chain efficiencies.

Total operating expenses increased by 13.7% to RMB92.0 million (US$14.1 million) from RMB80.9 million in the fourth quarter of 2016.

Research and development expenses increased by 31.9% to RMB45.2 million (US$7.0 million) from RMB34.3 million for the fourth quarter of 2016, primarily due to an increase in expenditures for mobile application development.

General and administrative expenses decreased by 3.6% to RMB32.5 million (US$4.9 million) from RMB33.6 million for the fourth quarter of 2016, primarily due to a decrease in foreign exchange loss.

Selling and marketing expenses increased by 10.2% to RMB14.3 million (US$2.2 million) from RMB13.0 million for the fourth quarter of 2016, primarily due to an increase in expenses to promote self-branded products through e-commerce platforms.

Operating income was RMB74.8 million (US$11.5 million), representing a 74.3% increase from RMB42.9 million for the fourth quarter of 2016.

Income before income tax increased by 58.3% to RMB79.9 million (US$12.3 million) from RMB50.5 million for the fourth quarter of 2016.

Income tax expenses was RMB12.1 million (US$1.9 million), compared with RMB6.8 million for the fourth quarter of 2016.

Net income attributable to Huami Corporation totaled RMB72.3 million (US$11.1 million), up 68.2% from RMB43.0 million for the fourth quarter of 2016.

Basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.33 (US$0.05) and RMB0.32 (US$0.05), respectively, compared with basic and diluted net income per share of RMB0.18 and RMB0.17, respectively, for the fourth quarter of 2016.

Pro forma basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.39 (US$0.06) and RMB0.37 (US$0.06), respectively, for the fourth quarter of 2017.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 50.8% to RMB86.5 million (US$13.3 million) from RMB57.4 million for the fourth quarter of 2016.

Full Year 2017 Financial Results

Revenues increased by 31.6% to RMB2,048.9 million (US$314.9 million) from RMB1,556.5 million in the full year of 2016, primarily due to an increase in the sales of both self-branded products and Xiaomi wearable products.

Cost of revenues increased by 21.4% to RMB1,554.2 million (US$238.9 million) from RMB1,280.3 million in full year of 2016. This increase was in line with the rapid growth of sales of products.

Gross profit increased by 79.1% to RMB494.7 million (US$76.0 million) from RMB276.2 million in the full year of 2016. Gross margin increased to 24.1% from 17.7% in the full year 2016.  The increase in gross margin was primarily attributable to improved economies of scale as a result of the lengthened product cycle of the Mi Band 2, improved supply chain efficiencies and a change in the product mix.

Total operating expenses increased by 19.0% to RMB312.7 million (US$48.1 million) from RMB262.8 million for the full year of 2016.

Research and development expenses increased by 16.3% to RMB153.8 million (US$23.6 million) for the full year of 2017 from RMB132.3 million for the full year of 2016.  The increase was primarily due to an increase in share-based compensation and personnel related costs expenses to retain the technology-related personnel as well as expenditures on application development.

General and administrative expenses increased by 11.9% to RMB114.9 million (US$17.7 million) from RMB102.6 million for the full year of 2016, primarily due to an increase in professional service fees, personnel-related costs and government fees and charges.

Selling and marketing expenses increased by 58.2% to RMB44.0 million (US$6.8 million) from RMB27.8 million for the full year of 2016, primarily due to an increase in personnel-related costs and an increase in expenses to promote self-branded products through e-commerce platforms.

Operating income was RMB182.0 million (US$28.0 million), representing a 1,259.7% increase from RMB13.4 million from the full year of 2016.

Income before income tax increased by 564.9% to RMB191.9 million (US$29.5 million) from RMB28.9 million for the full year of 2016.

Income tax expense was RMB27.6 million (US$4.2 million) compared with RMB3.1 million for the full year of 2016. The increase was attributable to an increase in taxable income.

Net income totaled RMB167.1 million (US$25.7 million), up 597.8% from RMB23.9 million for the full year of 2016.

Net income attributable to Huami Corporation was RMB167.7 millon (US$25.8 million), compared with RMB23.9 million for the full year of 2016.

Basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.68 (US$0.10) and RMB0.65 (US$0.10), respectively, compared with basic and diluted net loss per share of RMB0.22 and RMB0.22, respectively, for the full year of 2016.

Pro forma basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.90 (US$0.14) and RMB0.86 (US$0.13), respectively, for the full year of 2017.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 182.2% to RMB230.5 million (US$35.4 million), from RMB81.7 million for the full year of 2016.

As of December 31, 2017, the Company had cash and cash equivalents of RMB366.3 million (US$56.3 million), compared with RMB153.2 million as of December 31, 2016.

Outlook

For the first quarter of 2018, the Company currently expects:

-	Net revenues to be between RMB530.0 million to RMB550.0 million, which would represent an increase of approximately 60.1% to 66.1% from RMB331.1 million for the first quarter of 2017.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Monday, March 26, 2018 (8:00 p.m. Beijing Time on March 26, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free:	+1-888-346-8982
International:	+1-412-902-4272
Mainland China:	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992
Passcode:	10118200

A telephone replay will be available two hours after the call until April 2, 2018 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10118200

Additionally, a live and archived webcast of the conference call will be available at http://ir.huami.com/.

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In the first nine months of 2017, Huami shipped 11.6 million units of smart wearable devices, more than any other company in the world. Huami has one of the largest biometric and activity databases in the global smart wearables industry.  Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.  In addition to designing, manufacturing and selling smart bands and watches under its own Amazfit brand, Huami is the sole partner of Xiaomi, a leading mobile internet company and global consumer electronics brand, to design and manufacture Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories.

Pro forma net income per share

Our initial public offering and its accompanying restructuring of share capital were completed in Feburary 2018. We therefore separately present here the basic and diluted net income per share on a pro forma basis to reflect the changes in our share capital that occurred subsequent to the balance sheet date, specifically including (i) the automatic conversion of all of our preferred shares outstanding as of December 31, 2017 into class B ordinary shares on a one-for-one basis, (ii) the issuance of 12,064,825 class B ordinary shares to preferred shareholders immediately prior to our initial public offering, and (iii) the sale of 41,600,000 class A ordinary shares in the form of ADSs by us in our initial public offering.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impacts on income tax.

We believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. We believe that adjusted net income provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

Tel: +86-10-5940-3255

E-mail:  ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail:  huami@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail:  huami@tpg-ir.com

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2016	2017	2017
		Unaudited	Unaudited
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	153,152	366,336	56,305
Restricted cash	—	3,185	489
Accounts receivable (net of allowance of nil and nil as of December 31, 2016 and 2017, respectively)	19,707	32,867	5,052
Amounts due from related parties, current (net of allowance of nil and nil as of December 31, 2016 and 2017, respectively)	476,698	578,454	88,907
Inventories	192,372	249,735	38,384
Short-term investments	9,236	13,721	2,109
Prepaid expenses and other current assets	8,678	51,062	7,847
Total current assets	859,843	1,295,360	199,093
Property, plant and equipment, net	10,801	28,755	4,420
Intangible asset, net	1,223	5,339	821
Goodwill	—	5,930	911
Long-term investments	78,057	74,875	11,508
Deferred tax assets	22,972	41,895	6,439
Other non-current assets	—	3,000	461
Total assets	972,896	1,455,154	223,653

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2016	2017	2017
		Unaudited	Unaudited
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	524,072	707,782	108,784
Advance from customers	5,885	10,683	1,642
Amount due to related parties, current	23,500	8,143	1,252
Accrued expenses and other current liabilities	47,623	93,798	14,416
Income tax payables	20,628	21,600	3,320
Notes payable	2,662	5,243	806
Bank borrowings	10,000	30,000	4,611
Total current liabilities	634,370	877,249	134,831
Deferred tax liabilities	—	916	141
Amount due to a related party , non-current	—	3,076	473
Other non-current liabilities	—	4,940	759
Total liabilities	634,370	886,181	136,204

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	December 31,
	2016	2017	2017
		Unaudited	Unaudited
	RMB	RMB	US$
Mezzanine equity
Series A convertible redeemable participating preferred shares	23,008	26,770	4,114
Series B-1 convertible redeemable participating preferred shares	23,779	26,906	4,135
Series B-2 convertible redeemable participating preferred shares	261,560	295,942	45,485
Total mezzanine equity	308,347	349,618	53,734
(Deficit)/Equity
Ordinary shares	56	56	9
Additional paid-in capital	50,822	72,427	11,132
Accumulated (deficit) retained earnings	(36,490)	131,192	20,164
Accumulated other comprehensive income	15,791	13,291	2,043
Total Huami Corporation shareholders’ equity	30,179	216,966	33,348
Non-controlling interests	—	2,389	367
Total equity	30,179	219,355	33,715
Total liabilities, mezzanine equity and equity	972,896	1,455,154	223,653

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the three months ended December 31,			For the year ended December 31,
	2016	2017	2017	2016	2017	2017
		Unaudited	Unaudited		Unaudited	Unaudited
	RMB	RMB	US$	RMB	RMB	US$
Revenues	612,965	752,648	115,680	1,556,476	2,048,896	314,910
Cost of revenues	489,112	585,825	90,040	1,280,324	1,554,194	238,875
Gross profit	123,853	166,823	25,640	276,152	494,702	76,035
Operating expenses:
Selling and marketing	13,020	14,346	2,205	27,821	44,026	6,767
General and administrative	33,601	32,406	4,981	102,644	114,880	17,657
Research and development	34,296	45,237	6,953	132,304	153,827	23,643
Total operating expenses	80,917	91,989	14,139	262,769	312,733	48,067
Operating income	42,936	74,834	11,501	13,383	181,969	27,968
Other income and expenses:
Realized gain from investments	—	38	6	—	2,373	365
Interest income	108	1,540	237	754	3,003	462
Other income	7,439	3,489	536	14,726	4,555	699
Income before income tax	50,483	79,901	12,280	28,863	191,900	29,494
Income tax expense	6,819	12,149	1,867	3,088	27,611	4,244
Income before loss from equity method investments	43,664	67,752	10,413	25,775	164,289	25,250
(Loss)/income from equity method investments	(673)	4,228	650	(1,829)	2,806	431
Net Income	42,991	71,980	11,063	23,946	167,095	25,681
Less: Net loss attributable to non-controlling interest	—	(324)	(50)	—	(587)	(90)
Net income attributable to Huami Corporation	42,991	72,304	11,113	23,946	167,682	25,771
Less: Accretion of Series A Preferred Shares	842	976	150	3,209	3,762	578
Less: Accretion of Series B-1 Preferred Shares	712	803	123	2,738	3,127	481
Less: Accretion of Series B-2 Preferred Shares	7,831	8,831	1,357	30,121	34,382	5,284
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	23,354	37,832	5,815	—	80,291	12,341
Net income/(loss) attributable to ordinary shareholders of Huami Corporation	10,252	23,862	3,668	(12,122)	46,120	7,087
Net income/(loss) per share attributable to ordinary shareholders of Huami Corporation
Basic income/(loss) per ordinary share	0.18	0.33	0.05	(0.22)	0.68	0.10
Diluted income/(loss) per ordinary share	0.17	0.32	0.05	(0.22)	0.65	0.10

Weighted average number of shares used in computing net (loss)/ income per share
Ordinary share - basic	56,640,889	71,920,852	71,920,852	55,612,626	67,777,592	67,777,592
Ordinary share – diluted	64,750,677	80,507,984	80,507,984	55,612,626	76,291,901	76,291,901

HUAMI CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the three months ended December 31,			For the year ended December 31,
	2016	2017	2017	2016	2017	2017
		Unaudited	Unaudited		Unaudited	Unaudited
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to Huami Corporation	42,991	72,304	11,113	23,946	167,682	25,771
Share-based compensation expenses	14,372	14,212	2,184	57,735	62,787	9,650
Adjusted net income attributable to Huami Corporation	57,363	86,516	13,297	81,681	230,469	35,421